UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                   For the date of 29 July, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                ALLIED IRISH BANKS, P.L.C. INTERIM RESULTS 2003

                               ("AIB") (NYSE:AIB)






                                        NOTE

As you will see, this results announcement uses earnings per share ('EPS') and not profit before tax as the comparison for our performance over the same period last year.

This is because the completion of the M&T/Allfirst merger and related buyback of ordinary shares affects the way in which our earnings are reported, making earnings per share a more appropriate measurement of our relative performance (for further details see comment on page 10 of this document).




                                www.aibgroup.com




                Highlights - AIB Group interim results 2003

Adjusted earnings per share                          EUR          58.5c, down 5%
Reduction in other finance income (FRS 17) (1)       EUR          (2.4c)
Irish Government bank levy                           EUR          (1.7c)
M&T restructuring charge                             EUR          (1.5c)
     Excluding the above items, the growth
     in adjusted earnings per share was 4%



After-tax gain of EUR 449m on Allfirst/M&T transaction

Interim dividend of EUR 19.0c, up 10%

Buoyant growth in Irish & British banking businesses

Negative translation of foreign currency earnings

-impact of 4% on adjusted earnings per share growth



Divisional Profit Performance


        AIB Bank ROI up 6%

                - Banking Operations up 16% - strong loan growth and high productivity

                -     Ark Life down 48% (unchanged excluding 2002 SSIA impact)

        AIB Bank GB & NI up 18%

                -     Strong volume growth and lower provisions

        Capital Markets up 4%

                - Good corporate banking performance offset by lower risk positions in interest rate markets

        Poland down 32%

                - Lower interest rates impact on deposit margins, improved asset quality

AIB Group Chief Executive Michael Buckley said:

'The merger of Allfirst and M&T Bank was successfully completed on 1 April 2003, creating a US$ 50 billion regional bank, ranked number 18 of USA banks by asset size. We confidently look forward to a mutually rewarding partnership.

'Underlying performance in reported earnings for the half-year has been solid but was negatively impacted by currency translation factors. Business growth in the Irish and UK markets has been particularly strong despite lower interest rates and margins and we have made notable market share gains in lending activities. In Poland profits were down due to sharply lower interest rates. Asset quality has improved further right across the business. With the substantial cash proceeds from the Allfirst/M&T transaction we repurchased almost EUR 750 million or approximately 6% of our shares. This will positively impact future earnings per share. Our capital position remains very strong.'

(1) Other finance income (FRS 17) from our pension fund assets reduced due to declines in stock market valuations.



Allied Irish Banks, p.l.c.

Allied Irish Banks, p.l.c.(AIB Group) today announced its results for the half-year ended 30 June 2003.

Basic earnings per share for the half-year amounted to EUR 50.6c,a decrease of 16%. Adjusted earnings per share decreased by 5% to EUR 58.5c. A gain of EUR 449 million on the Allfirst/M&T transaction was recorded in the statement of total recognised gains and losses ('STRGL') and the profit and loss account as appropriate.

Dividend

The Board has declared an interim dividend of EUR 19.0c per share, an increase of 10% on the half-year ended 30 June 2002. The dividend will be paid on 26 September 2003 to shareholders on the Company's register of members at the close of business on 8 August 2003.

----------------------------------------------------------------------------





For further information please contact:

Declan Mc Sweeney                     Alan Kelly                                     Catherine Burke
Chief Financial Officer               Head of Group Investor Relations               Head of Corporate Relations
Bankcentre                            Bankcentre                                     Bankcentre
Dublin                                Dublin                                         Dublin
353-1-660-0311                        353-1-660-0311                                 353-1-660-0311
Ext. 14954                            Ext. 12162                                     Ext. 13894



This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations


                             Forward-Looking Statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the 'forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change.

Financial highlights (unaudited)

for the half-year ended 30 June 2003


                                                                  Half-year          Half-year      Year
                                                                  30 June            30 June        31 December
                                                                  2003               2002           2002
                                                                  EUR m              EUR m          EUR m
Results
Total operating income                                            1,686              1,971          3,930
Group profit before taxation                                      636                703            1,375
Profit attributable                                               442                519            1,037
Profit retained                                                   263                330            563


Per EUR 0.32 ordinary share
Earnings - basic                                                  50.6c              60.0c          119.4c
Earnings - adjusted (note 10)                                     58.5c              61.9c          123.0c
Earnings - diluted                                                50.2c              59.6c          118.2c
Dividend                                                          19.00c             17.25c         49.06c
Net assets                                                        611c               525c           494c


Performance measures
Return on average total assets                                    1.17%              1.25%          1.24%
Return on average ordinary shareholders' equity                   18.7%              22.2%          22.4%
Return on average ordinary shareholders' equity - tangible(1)     25.2%              25.4%          25.7%


Balance sheet
Total assets                                                      76,103             86,155         86,049
Shareholders' funds: equity interests                             5,183              4,670          4,408
Loans etc                                                         49,842             56,380         58,483
Deposits etc                                                      62,469             70,584         72,190


Capital ratios
Tier 1 capital                                                    7.7%               6.8%           6.9%
Total capital                                                     10.5%              10.3%          10.1%


(1)Tangible shareholders' equity excludes capitalised goodwill of EUR1.5 billion at 30 June 2003 (30 June 2002: EUR0.5 billion;

31 December 2002: EUR0.5 billion). In addition, profit attributable has been adjusted to exclude goodwill amortisation of EUR29.3 million at 30 June 2003 (30 June 2002: EUR15.9 million; 31 December 2002: EUR31.7 million) in arriving at the return on average ordinary shareholders' equity - tangible.





                                                      Allied Irish Banks, p.l.c.

                                                            Group Headquarters &

                                                               Registered Office

                                                         Bankcentre, Ballsbridge

                                                               Dublin 4, Ireland

                                                          Telephone (01) 6600311

                                                         Registered number 24173


Consolidated profit and loss account (unaudited)

for the half-year ended 30 June 2003
                                                                      Half-year 30 June 2003     Half-year          Year
                                                               Continuing Discontinued      (1)    30 June   31 December
                                                               activities   activities     Total      2002          2002
                                                   Notes            EUR m        EUR m     EUR m     EUR m         EUR m
Interest receivable:
Interest receivable and similar income arising from
debt securities and other fixed income securities                     351           12       363      497           946
Other interest receivable and similar income        4               1,380          125     1,505    1,820         3,807
Less: interest payable                              5               (812)         (43)     (855)  (1,120)       (2,402)

Net interest income                                                   919           94     1,013    1,197         2,351
Other finance income                                                    7          (2)         5       29            62
Other income                                        6                 562          106       668      745         1,517

Total operating income                                              1,488          198     1,686    1,971         3,930
Total operating expenses                            8                 871          121       992    1,145         2,318

Group operating profit before provisions                              617           77       694      826         1,612
Provisions for bad and doubtful debts               12                 66           10        76       96           194
Provisions for contingent liabilities and                               7            -         7        -             2
commitments
Amounts written off fixed asset investments                             9            -         9       36            55

Group operating profit                                                535           67       602      694         1,361
Share of operating profits of associated            2                  45            -        45        5             9
undertakings
Share of restructuring and integration costs
in associated undertaking                           2                (16)            -      (16)        -             -
Amortisation of goodwill on acquisition of associated                (14)            -      (14)        -             -
undertaking 2
Profit on disposal of property                                        18            -        18        4             5
Profit on disposal of business                                         -            1         1        -             -

Group profit on ordinary activities before taxation                  568           68       636      703         1,375
Taxation on ordinary activities                     9                163           19       182      166           306

Group profit on ordinary activities after taxation                   405           49       454      537         1,069
Equity and non-equity minority interests in                            8            1         9       14            24
subsidiaries
Dividends on non-equity shares                                         3            -         3        4             8
                                                                      11            1        12       18            32

Group profit attributable to the ordinary
shareholders
of Allied Irish Banks, p.l.c.                                        394           48       442      519         1,037

Dividends on equity shares                                                                  157      149           429
Transfer to reserves                                                                         22       40            45
                                                                                            179      189           474

Profit retained                                                                             263      330           563

Earnings per EUR 0.32 ordinary share - basic          10(a)                                 50.6c    60.0c        119.4c

Earnings per EUR 0.32 ordinary share - adjusted       10(b)                                 58.5c    61.9c        123.0c

Earnings per EUR 0.32 ordinary share - diluted        10(c)                                 50.2c    59.6c        118.2c


(1)This relates to the income and expense of Allfirst Financial Inc. from 1 January 2003 to 31 March 2003 (note 2).





Consolidated balance sheet (unaudited)

30 June 2003


                                                                                         30 June      30 June         31
                                                                                                                December
                                                                                            2003         2002       2002
                                                                             Notes         EUR m        EUR m      EUR m
Assets
Cash and balances at central banks                                                           652        1,108      1,176
Items in course of collection                                                                677        1,321      1,171
Central government bills and other eligible bills                                            299           42         24
Loans and advances to banks                                                                3,368        5,762      4,788
Loans and advances to customers                                                 11        46,247       50,458     53,447
Securitised assets - net                                                                     227          160        248
Debt securities                                                                 14        17,142       18,515     18,204
Equity shares                                                                                165          281        246
Interests in associated undertakings                                                       1,479           13         31
Intangible fixed assets                                                                      438          476        457
Tangible fixed assets                                                                        846        1,210      1,178
Own shares                                                                                    22          207        176
Other assets                                                                                 828        1,149      1,153
Deferred taxation                                                                            156          332        245
Prepayments and accrued income                                                               696        2,349        927
Pension assets                                                                                 -           90          -
Long-term assurance business attributable to shareholders                       15           374          346        352

                                                                                          73,616       83,819     83,823
Long-term assurance assets attributable to policyholders                        15         2,487        2,336      2,226

                                                                                          76,103       86,155     86,049

Liabilities
Deposits by banks                                                                         16,511       17,156     16,137
Customer accounts                                                               16        43,164       50,897     52,976
Debt securities in issue                                                                   2,794        2,531      3,077
Other liabilities                                                                          2,570        2,642      2,591
Accruals and deferred income                                                                 639        2,327        829
Pension liabilities                                                                          467          171        537
Provisions for liabilities and charges                                                        61           46         60
Deferred taxation                                                                            175          635        527
Subordinated liabilities                                                                   1,670        2,217      2,172
Equity and non-equity minority interests in subsidiaries                                     166          280        274
Called up share capital                                                                      295          293        293
Share premium account                                                                      1,906        1,927      1,918
Reserves                                                                                     974          501        490
Profit and loss account                                                                    2,224        2,196      1,942
Shareholders' funds including non-equity interests                                         5,399        4,917      4,643

                                                                                          73,616       83,819     83,823
Long-term assurance liabilities to policyholders                                15         2,487        2,336      2,226

                                                                                          76,103       86,155     86,049





Consolidated cash flow statement (unaudited)

for the half-year ended 30 June 2003


                                                                                       Half-year  Half-year         Year
                                                                                         30 June    30 June  31 December
                                                                                            2003       2002         2002
                                                                 Notes                     EUR m      EUR m        EUR m
Net cash inflow/(outflow) from operating activities                                          718      (974)        (121)


Dividends received from associated undertakings                                               13          -            1
Returns on investments and servicing of finance                                             (64)       (87)        (138)
Equity dividends paid                                                                      (217)      (191)        (345)
Taxation                                                                                   (191)      (133)        (280)
Capital expenditure and financial investment                                                (71)      1,132        1,379
Acquisitions and disposals                                                               (1,049)        (4)          (5)
Financing                                                                                  (616)      (135)        (129)


(Decrease)/increase in cash                                      17(a)                   (1,477)      (392)          362


                                                                                       Half-year  Half-year         Year
                                                                                         30 June    30 June  31 December
Reconciliation of Group operating profit to net                                             2003       2002         2002
cash inflow/(outflow) from operating activities                                            EUR m      EUR m        EUR m

Group operating profit                                                                       602        694        1,361
Provisions for bad and doubtful debts                                                         76         96          194
Provisions for contingent liabilities and commitments                                          7          -            2
Depreciation and amortisation                                                                 97        100          207
Interest on subordinated liabilities                                                          26         45           83
Interest on reserve capital instruments                                                       19         19           38
Profit on disposal of debt securities and equity shares                                     (35)       (10)        (117)
Amounts written off fixed asset investments                                                    9         36           55
Increase in long-term assurance business                                                    (23)       (42)         (48)
Other movements - net                                                                         93         22         (33)

Net cash inflow from trading activities                                                      871        960        1,742

Net increase in deposits by banks                                                          2,024      4,741        3,975
Net increase/(decrease) in customer accounts                                               2,775      (449)        2,299
Net increase in loans and advances to customers                                          (4,276)    (2,251)      (6,129)
Net decrease/(increase) in loans and advances to banks                                       148      (527)          982
Net increase in debt securities and equity shares
held for trading purposes                                                                  (596)      (899)      (1,180)
Net increase/(decrease) in debt securities in issue                                          357    (2,101)      (1,425)
Effect of exchange translation and other adjustments                                          14      (175)         (25)
Other movements - net                                                                      (599)      (273)        (360)

                                                                                           (153)    (1,934)      (1,863)

Net cash inflow/(outflow) from operating activities                                          718      (974)        (121)





Statement of total recognised gains and losses (unaudited)


                                                                                       Half-year  Half-year         Year
                                                                                         30 June    30 June  31 December
                                                                                            2003       2002         2002
                                                                                           EUR m      EUR m        EUR m

Group profit attributable to the ordinary shareholders                                       442        519        1,037
Gain recognised on disposal of Allfirst (note 2)                                             489          -            -
Currency translation differences on foreign currency net investments                       (253)      (304)        (341)
Actuarial loss recognised in retirement benefit schemes                                     (22)      (358)        (823)

Total recognised gains/(losses) relating to the period                                       656      (143)        (127)



Reconciliation of movements in shareholders' funds (unaudited)


                                                                                       Half-year    Half-year       Year
                                                                                         30 June      30 June         31
                                                                                                                December
                                                                                            2003         2002       2002
                                                                                           EUR m        EUR m      EUR m

Group profit attributable to the ordinary shareholders                                       442          519      1,037
Dividends on equity shares                                                                   157          149        429

                                                                                             285          370        608
Gain recognised on disposal of Allfirst (note 2)                                             489            -          -
Goodwill written back on disposal of Allfirst                                                905            -          -
Other goodwill written back                                                                    3            -          -
Actuarial loss recognised in retirement benefit schemes                                     (22)        (358)      (823)
Other recognised losses relating to the period                                             (279)        (319)      (387)
Ordinary share buyback                                                                     (750)            -          -
Ordinary shares issued in lieu of cash dividend                                               67           59         76
Other ordinary shares issued                                                                  58           35         39

Net addition to/(deduction from) shareholders' funds                                         756        (213)      (487)
Opening shareholders' funds                                                                4,643        5,130      5,130

Closing shareholders' funds                                                                5,399        4,917      4,643

Shareholders' funds:
     Equity interests                                                                      5,183        4,670      4,408
     Non-equity interests                                                                    216          247        235

                                                                                           5,399        4,917      4,643




Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.

Commentary on results

The completion of the transaction with M&T Bank Corporation ('M&T') impacts the manner in which our earnings are reported. Whereas previously the income and expense of Allfirst Financial Inc.('Allfirst') was fully consolidated, from 1 April 2003 the contribution for our share of the enlarged M&T will be reported below operating profit. In addition, as the transaction with M&T incorporated cash consideration of US$ 886 million, our share of M&T profits is lower than it would have been on a full paper for paper transaction. Consequently, the pre-tax profit attributable to AIB from USA operations will reduce in 2003 compared with 2002.The transaction with M&T envisaged the buyback of shares and the cash consideration was used to buyback ordinary shares to the amount of approximately EUR 750 million in the first half of 2003. As a consequence, earnings per share is the more accurate comparison of year on year performance.

                                                                             Half-year       Half-year               %
Earnings per share                                                           June 2003       June 2002          Change

Basic earnings per share                                                         50.6c           60.0c             -16

Adjusted earnings per share                                                      58.5c           61.9c              -5

Basic earnings per share was down 16% to 50.6c and adjusted earnings per share was down 5% to 58.5c.



There were a number of items which negatively impacted earnings per share in 2003 when compared to 2002.The impact of these items on adjusted EPS is as follows:

Reduction in other finance income (FRS 17)     (2.4c)

Irish Government bank levy     (1.7c)

M&T restructuring charge     (1.5c)

Growth in adjusted earnings per share, excluding the above items     4%

The decline in stock market values in 2002 affects the FRS 17 calculation of other finance income in 2003 with no impact in 2002.

The Irish Government introduced a bank levy in the December 2002 budget. AIB estimates that this levy will cost approximately EUR 30 million per annum. M&T, following its acquisition of Allfirst, has taken a restructuring charge and AIB has included its share of that restructuring charge under Irish GAAP. These items are highlighted to facilitate comparison between 2003 and 2002 performance.

Growth in adjusted EPS was negatively affected by 4% due to the impact of the strengthening euro on the translation of foreign currency earnings.



Commentary on results

The following commentary on profit and loss account headings covers continuing activities. A comment on discontinued activities is included in the divisional commentary in the USA division section. Discontinued activities refer to Allfirst, which was merged with M&T Bank on 1 April 2003 (see note 2 of this release).


Summary profit and loss account - continuing activities
                                                                             Half-year       Half-year
                                                                             June 2003       June 2002                %
                                                                                 EUR m           EUR m           Change

Net interest income                                                                919             917                -
Other finance income                                                                 7              29              -75
Other income                                                                       562             549                2

Total operating income                                                           1,488           1,495                -

Staff costs                                                                        533             518                3
Other costs                                                                        250             259               -3
Depreciation and amortisation                                                       88              78               12

Total operating expenses                                                           871             855                2

Operating profit before provisions                                                 617             640               -4

Provisions for bad and doubtful debts                                               66              48               36
Other provisions                                                                    16              20              -22

Total provisions                                                                    82              68               20

Operating profit                                                                   535             572               -6
Share of operating profits of associated undertakings                               45               5                -
Share of restructuring and integration costs in associated undertaking            (16)               -                -
Amortisation of goodwill on acquisition of associated undertaking                 (14)               -                -
Profit on disposal of property                                                      18               4                -

Profit on ordinary activities before taxation                                      568             581               -2



Exchange rates

The exchange rates used in the preparation of the accounts are set out on page 39 of this release. A significant proportion of the Group's earnings are denominated in currencies other than the euro. As a result movements in exchange rates can impact the reported value of the foreign currency earnings. The Group may choose to hedge all or part of its projected future foreign earnings thereby fixing a translation rate for the amount hedged. The US dollar, sterling and Polish zloty accounting rates weakened by 18%, 9% and 14% respectively. The resulting impact on adjusted earnings per share growth was 4%.





Commentary on results

The following commentary on the profit and loss account headings is based on underlying percentage growth adjusting for the impact of currency movements.

"Strong loan growth - up 17% on an annualised basis"

"Product mix and lower interest rates reduce net interest margin"

Net interest income

Net interest income at EUR 919 million was up 5% compared with 2002, due to particularly strong lending growth in AIB Bank Republic of Ireland and AIB Bank GB & NI. Loans to customers increased by 9% and customer accounts increased by 4% on a constant currency basis since December 2002 (details of loan and deposit growth by division are contained on page 16 of this release).


                                                                             Half-year          Half-year
                                                                             June 2003          June 2002              %
Average interest earning assets - continuing activities                          EUR m              EUR m         Change

Domestic                                                                        42,623             38,042             12
Foreign                                                                         23,581             24,276             -3

Continuing activities                                                           66,204             62,318              6




                                                                             Half-year          Half-year          Basis
                                                                             June 2003          June 2002         points
Net interest margin - continuing activities(1)                                       %                  %         Change

Domestic                                                                          2.74               2.78             -4
Foreign                                                                           2.90               3.26            -36

Continuing activities                                                             2.80               2.97            -17



The net interest margin amounted to 2.80%, a 17 basis point decrease on the half-year to June 2002. The margin reduction includes changes in product mix and the impact of loans increasing at a stronger rate than deposits. Lower interest rates in Ireland and significantly lower interest rates in Poland have reduced margins on deposits and non-interest bearing funds. The ongoing impact of interest rate cuts is reducing the return on the investment of capital and deposit funds.





(1)The net interest margin for total AIB Group is included on page 39 of this release.





Commentary on results

"Banking fees and commissions up 10%"

Other income

Other income at EUR 562 million increased by 7% since the half-year to June
2002.


                                                                      Half-year     Half-year        Underlying
                                                                      June 2003     June 2002          % Change
Other income                                                              EUR m         EUR m       2003 v 2002

Dividend income                                                              10             3               300
Banking fees and commissions                                                403           392                10
Asset management and investment banking fees                                 65            74                -7
Fees and commissions receivable                                             468           466                 7
Less:fees and commissions payable                                          (57)          (55)                 9
Dealing profits                                                              61            45                14
Contribution of life assurance company                                       26            50               -48
Other                                                                        54            40                51
Other operating income                                                       80            90                -6

Total other income                                                          562           549                 7





The increase in banking fees and commissions resulted from strong loan growth and higher volumes of business in our Irish and British banking operations. Corporate banking fees were buoyant with a strong increase in income from arrangement and underwriting fees.

Asset management and investment banking revenues were lower due to a decline in business volumes and asset values. Dealing profits were higher reflecting hedging profits and a strong performance from interest rate trading and bond management activities.

Ark Life profit was down 48% largely due to the closing of the Special Savings Incentive Accounts ('SSIAs') campaign in the half-year to June 2002. Operating profit was flat when the impact of the SSIAs in 2002 is excluded reflecting reduced customer demand for investment products in a continued subdued savings market. Sales of protection products showed a very strong increase in the half-year.

The other income as a percentage of total income ratio marginally decreased to 38.2%, mainly due to a reduction in other finance income. Excluding this factor the ratio increased compared with 2002.





Commentary on results

"Stable cost income ratio in operating divisions"

"Additional investment in processes and systems"

Total operating expenses

Operating expenses at EUR 871 million were higher by 8% compared with 2002.


                                                                      Half-year     Half-year         Underlying
                                                                      June 2003     June 2002           % Change
Operating expenses                                                        EUR m         EUR m        2003 v 2002

Staff costs                                                                 533           518                  8
Other costs                                                                 250           259                  4
Depreciation and amortisation                                                88            78                 19

Total operating expenses                                                    871           855                  8



Operating expenses were up 7% when the transfer of the Ark Life sales force to AIB's payroll and one-off restructuring costs in Allied Irish America are excluded.

Operating expenses in our operating divisions increased by 5% in line with expectations. In addition at Group level we have made investments to further strengthen our risk management processes and systems, we incurred expenditure on the development of new integrated groupwide reporting and information systems, and there were additional costs relating to the USA.

In AIB Bank Republic of Ireland costs increased by 5% reflecting normal salary increases and higher volumes of business with the cost income ratio remaining at 50%. AIB Bank GB & NI costs increased by 8% due to growth in the business and continued investment through the recruitment of experienced business bankers, with the cost income ratio improving from 51% to 50%. In Poland costs only increased by 2% as we achieved further integration benefits from the merger of WBK and Bank Zachodni. Depreciation costs in Poland increased significantly as we commenced depreciation of the new technology platform. The Group cost income ratio increased to 57.6%, compared to 56.2% in 2002,due to the additional investment costs at Group level. The rate of cost growth for the year is expected to be lower with good cost discipline continuing in the operating divisions.





Commentary on results

"Underlying provision charge in line with expectations"

"Prudent provision cover"

"NPLs as a percentage of loans decline in all divisions - down to 1.7% for the Group"



Provisions

Total provisions were EUR 82 million compared with EUR 68 million in 2002.


                                                                      Half-year         Half-year
                                                                      June 2003         June 2002
Provisions                                                                EUR m             EUR m

Bad and doubtful debts                                                       66                48
Contingent liabilities and commitments                                        7                 -
Amounts written off fixed asset investments                                   9                20

Total provisions                                                             82                68



The provision for bad and doubtful debts in the half-year to June 2003 amounted to EUR 66 million compared with EUR 48 million in 2002 and the provision for contingent liabilities and commitments was EUR 7 million. The half-year to June 2002 result included the release of EUR 28 million of the EUR 50 million additional unallocated credit provision created in 2001.

AIB Bank Republic of Ireland asset quality remained strong with non-performing loans declining to 0.8% of loans at 30 June 2003 from 0.9% at 31 December 2002. Retail and commercial portfolios retained a high level of quality and resilience with no signs of material disimprovement. While home mortgage lending was buoyant, loan quality was very high and prudent criteria continued to be applied.

Asset quality in AIB Bank GB & NI continued to improve with non-performing loans reducing to 0.8% of loans, down from 1.0% at 31 December 2002.

In Capital Markets non-performing loans as a percentage of total loans decreased from 1.1% at 31 December 2002 to 1.0% at 30 June 2003. The portfolio remains well diversified in terms of industry sector and geographic concentration. We remain prudent and conservative in our sanctioning of corporate credit facilities.

The provision charge in Poland declined in the current period to 1.0% of loans from 1.2% of loans at 31 December 2002.

Non-performing loans as a percentage of total loans declined to 14% from 15% at 31 December 2002.

The continuing activities charge for the half-year represented 0.33% of average loans compared with a 0.24% charge in 2002
(0.38% before the release of the unallocated credit provision).Group non-performing loans as a percentage of total loans decreased to 1.7% (0.9% excluding Poland) from 2.0% at December 2002 and total provision coverage for non-performing loans was 84% (124% excluding Poland). Total non-specific provisions amounted to EUR 313 million.

The provision for amounts written off fixed asset investments in the half-year to June 2003 declined to EUR 9 million from EUR 20 million in 2002. In 2002,the general deterioration in equity markets led to a number of equity investment write-downs mainly in the technology and telecom sectors.



Commentary on results


                                        "Group loans up 9%"

Balance sheet

Total assets amounted to EUR 76 billion at 30 June 2003 compared to EUR 86 billion at 31 December 2002. The US dollar, sterling and the Polish zloty weakened against the euro by 8%, 6% and 10% respectively resulting in a decline in the reported total balance sheet since 31 December 2002. Adjusting for the impact of currency and Allfirst, total assets were up 12% since 31 December 2002 while loans to customers increased by 9% and customer accounts by 4%. Risk weighted assets adjusting for currency factors and Allfirst increased by 11% to EUR 58 billion.

Risk weighted assets, loans to customers and customer accounts (excluding money market funds and currency factors)

                                                                 Risk weighted       Loans to            Customer
                                                                        assets      customers            accounts
% change June 2003 v December 2002                                    % Change       % Change            % Change

AIB Bank Republic of Ireland                                                13             13                   3
AIB Bank GB & NI                                                            11             10               11(1)
Capital Markets                                                              9              4                   4
Poland                                                                       5              -                  -3

AIB Group                                                                   11              9                   4



(1) Deposits at 30 June 2003 benefited from an exceptionally high level of short-term deposits. Average deposits for the month of June 2003 were up 6% compared to December 2002.

The divisional commentary on pages 18 to 23 contains additional comments on key business trends in relation to loans to customers and customer accounts.

Assets under management/administration and custody

Assets under management in the Group amounted to EUR 12 billion at 30 June 2003 and assets under administration and custody amounted to EUR 159 billion at 30 June 2003.





Commentary on results

The following commentary is in respect of the total Group.

"Tier 1 ratio increases to 7.7%"

"Lower underlying effective tax rate"

"Strong tangible return on equity at 25%"

                                                                       Half-year         Half-year
Taxation                                                               June 2003         June 2002

Tax charge                                                                  182m              166m
Irish corporation tax rate                                                 12.5%             16.0%
Effective tax rate                                                         28.6%             23.5%


Reconciliation of statutory corporation tax rate                               %                 %

Corporation tax rate in Republic of Ireland                                 12.5              16.0
Tax arising on M&T/Allfirst transaction                                      6.4                 -
Effective tax rate on foreign income                                         9.0               8.8
Tax exempted income and income at a reduced rate                           (0.2)             (0.7)
Irish Government bank levy                                                   2.3                 -
Other items                                                                (1.4)             (0.6)

Effective tax rate                                                          28.6              23.5

The taxation charge was EUR 182 million, compared with EUR 166 million in 2002.The effective tax rate was 28.6% compared with 23.5% in 2002. There were some material items in the current period including the Irish Government bank levy and taxation arising on the Allfirst/M&T transaction. On an underlying basis, the effective tax rate was 21.8% in 2003 compared with 24.5% in 2002. The underlying decrease was primarily due to the reduction in the standard rate of Irish corporation tax and changes in the geographic and business mix of profits. The Group's profits in its operations outside of Ireland are taxed at a range of rates up to 47%.

Return on equity and return on assets

The tangible return on equity was unchanged at 25% compared with the half-year to June 2002. The basic return on equity was 18.7% and the return on assets was 1.17%.

Capital ratios

Group capital ratios strengthened in the period with the Tier 1 ratio improving to 7.7% and the total capital ratio to 10.5% .Key factors impacting these ratios were the disposal of Allfirst and the share buyback. Tier 1 capital decreased by EUR 0.3 billion to EUR 4.5 billion reflecting the share buyback of EUR 0.75 billion offset by net retentions, the impact of the M&T transaction and the issue of shares. However, the Tier 1 ratio benefited from the deconsolidation of the Allfirst risk weighted assets. Tier 2 capital decreased by EUR 0.6 billion reflecting reductions in subordinated debt and lower general provisions for bad and doubtful debts arising from the disposal of Allfirst, partly offset by the issue of EUR 100 million in new subordinated debt. The reduction in total capital of EUR 0.9 billion was more than offset by the deconsolidation of the Allfirst risk weighted assets resulting in the Total capital ratio increasing to 10.5%.

Outlook

The strengthening of the euro is expected to result in a 4% negative impact on earnings growth on the translation of our foreign currency earnings for the full year 2003. Consequently, as indicated in the June 2003 trading statement, we are targeting low single-digit growth in adjusted EPS for 2003 excluding the three items mentioned in the earnings per share section on page 10.



Divisional commentary

On a divisional basis profit is measured in euro and consequently includes the impact of currency movements. The percentage change is reported in the divisional profit and loss accounts on a constant currency basis. The profit segments by division have been restated to reflect the following: (a) the movement of Allied Irish America from USA division to Capital Markets division,
(b) the centralisation of the management of our treasury operations in Poland to Capital Markets division for the half-year to June 2002 only, and (c) a change in the allocation of pension costs across business segments. The normalised pension contribution rate appropriate to individual pension schemes has been charged to each operating division. The residual impact of the expected return on pension scheme assets and the interest on pension scheme liabilities is recorded in Group.

AIB Bank Republic of Ireland profit was EUR 310 million, up 6% on the half-year to June 2002

"16% profit increase in banking operations"

"Strong growth in loan volumes, up 13% including 14% increase in home mortgages since December 2002"

"Ark Life profit down mainly due to 2002 SSIA impact"

"Cost income ratio at 50%"

    AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing;
    Card Services; and AIB's life and pensions subsidiary Ark Life Assurance
                                    Company.

                                                                            Half-year      Half-year          % Change
                                                                            June 2003      June 2002          constant
AIB Bank Republic of Ireland profit and loss account                            EUR m          EUR m          currency

Net interest income                                                               494            449                10
Other income                                                                      190            193                -1

Total operating income                                                            684            642                 7
Total operating expenses                                                          343            325                 5

Operating profit before provisions                                                341            317                 8
Provisions                                                                         31             28                13

Operating profit                                                                  310            289                 7
Profit on disposal of property                                                      -              5                 -

Profit on ordinary activities before taxation                                     310            294                 6

Continued strong growth in business volumes and high productivity generated a 16% profit increase in banking operations achieving solid gains in market share across many of our key business lines. Loans increased by 13% since December 2002 including non-home loan lending up 13% and home loans up 14%. Total deposits increased by 3% in line with expectations, reflecting an annual trend where deposit growth is traditionally higher in the second half of the year. Average deposits were up 9% compared with the half-year to June 2002. The 5% increase in costs reflects higher volumes of business, normal salary increases and the transfer of the Ark Life sales force to AIB's payroll, with the cost income ratio reducing to 50%. AIB Card Services produced strong profit growth due to good revenue growth and higher loan volumes resulting in a lower cost income ratio. AIB Finance and Leasing profit also increased due to good growth in loan volumes and higher fees and commissions.

Ark Life profit was down 48% from EUR 50 million in 2002 to EUR 26 million in the current period. The half-year to June 2002 benefited from the closing of the Government sponsored Special Savings Incentive Accounts ('SSIAs') campaign. Operating profit was flat when the impact of the SSIAs in 2002 is excluded reflecting continued subdued customer demand for investment products in an uncertain equity market environment.

Divisional commentary

AIB Bank GB & NI profit was EUR 125 million, up 18% on the half-year to June
2002

"Strong growth in business volumes"

"Cost income ratio decreases to 50%"

"41% reduction in provisions"

AIB Bank GB & NI Retail and commercial banking operations in Great Britain and Northern Ireland.

                                                                            Half-year      Half-year           % Change
                                                                            June 2003      June 2002           constant
AIB Bank GB&NI profit and loss account                                          EUR m          EUR m           currency

Net interest income                                                               177            178                 10
Other income                                                                       82             83                 10

Total operating income                                                            259            261                 10
Total operating expenses                                                          130            133                  8

Operating profit before provisions                                                129            128                 11
Provisions                                                                          6             11                -41

Operating profit                                                                  123            117                 16
Profit on disposal of property                                                      2              -                  -

Profit on ordinary activities before taxation                                     125            117                 18



Profit in AIB Bank GB & NI increased by 18%. Loans increased by 10% since December 2002 with strong growth in home mortgages, higher education, charities and professional sectors. In Northern Ireland, there was buoyant growth in home mortgages, up 14% since December 2002. Average month June 2003 deposits were up 6% since December 2002 benefiting from increased market share in the professional sector. In Britain, AIB's differentiated approach to customer relationship building is supported and underpinned by significant investment in people and new locations. In this period our business expansion strategy intensified with further new office openings and recruitment of skilled bankers.

Productivity continues to improve with the cost income ratio reducing from 51% to 50% notwithstanding investment in business expansion initiatives.

Credit quality remained particularly strong with a significant reduction in the bad debt charge to very modest levels, evidence of a prudent and selective approach to new business development.



Divisional commentary

Capital Markets profit was EUR 132 million, up 4% on the half-year to June 2002

"Good growth in Corporate Banking profit"

"Lower investment banking and asset management revenues"

"Effective cost management across all business units"

"Lower risk positions in interest rate markets"

Capital Markets Global Treasury, Corporate Banking, Investment Banking, Asset Management and Allied Irish America ('AIA').

                                                                             Half-year      Half-year          % Change
                                                                             June 2003      June 2002          constant
Capital Markets profit and loss account                                          EUR m          EUR m          currency

Net interest income                                                                160            179                -7
Other income                                                                       186            181                10

Total operating income                                                             346            360                 2
Total operating expenses                                                           190            197                 3

Operating profit before provisions                                                 156            163                -1
Provisions                                                                          28             34               -19

Operating profit                                                                   128            129                 5
Share of operating profits of associated undertakings                                4              5               -18

Profit on ordinary activities before taxation                                      132            134                 4



Profit before taxation increased by 4% reflecting a good performance in difficult market conditions and the fact that 2002 benefited from a particularly strong performance in interest income which was not repeated in the current half-year.

Global Treasury profit was similar to 2002 due to increased trading revenues (other income) offset by lower interest income. Revenues and volumes from the customer businesses were marginally lower reflecting the prevailing economic environment. During this half-year, utilisation of market risk limits was low, reflecting a cautious approach in a period of very low bond yields. The increased trading revenues were driven by a strong performance from interest rate trading and bond management activities.

Corporate Banking experienced good growth in profitability with a particularly strong operating profit performance from its international businesses where loan growth was strong, notably in acquisition and structured finance, Great Britain and New York. Good growth in fee income was achieved, particularly in arrangement and underwriting fees.

Investment Banking revenues were lower, however profit was higher benefiting from a better performance from our unquoted investments while Asset Management revenues were lower due to lower asset values.

Allied Irish America performed well although profits were lower due to one-off restructuring costs.

Provisions were lower mainly due to the much reduced level of equity write-downs compared to 2002.



Divisional commentary

USA reported profit of EUR 66 million, compared with EUR 117 million in the half-year to June 2002


                        "Merger of Allfirst and M&T completed on 1 April 2003"

               "Contribution of EUR 42 million from M&T in the second quarter"

USA includes Allfirst and the contribution from AIB's share of 22.5% in M&T Bank Corporation ('M&T').

                                                                            Half-year      Half-year          % Change
                                                                            June 2003      June 2002          constant
USA profit and loss account                                                     EUR m          EUR m          currency

Net interest income                                                                87            277               -63
Other income                                                                      103            194               -37

Total operating income                                                            190            471               -52
Total operating expenses                                                          125            290               -49

Operating profit before provisions                                                 65            181               -58
Provisions                                                                         11             64               -80

Operating profit before provisions                                                 54            117               -45
Share of operating profits of associated undertakings                              42              -                 -

Operating profit before restructuring costs and goodwill amortisation              96            117                -3
Share of restructuring and integration costs in associated                       (16)              -                 -
undertaking
Amortisation of goodwill on acquisition of associated undertaking                (14)              -                 -

Profit on ordinary activities before taxation                                      66            117               -33



Allfirst - The profit and loss account includes Allfirst for the half-year in 2002 and only the period from 1 January to 31 March in 2003. The results for both periods are therefore not comparable. Net interest income reduced due to lower yields on investment securities following a restructuring of the portfolio in the fourth quarter of 2002, partly offset by securities gains, reflected in other income, of
US$ 26 million.

M&T - The contribution from AIB's share of 22.5% in M&T is reflected within the caption 'Share of operating profits of associated undertakings'. The contribution of EUR 42 million, before restructuring costs and goodwill amortisation, related to the period from 1 April to 30 June 2003.



Divisional commentary

Poland profit was EUR 8 million for the half-year June 2003

"Significantly lower interest rates reduced deposit margins"

"Good growth in other income"

"Tight cost control - benefits from merger of Bank Zachodni and WBK"

"Lower provision charge"

Poland Bank Zachodni WBK ('BZWBK') ,in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

BZWBK Wholesale Treasury results are reported as part of Global Treasury in Capital Markets division.

                                                                             Half-year      Half-year           % Change
                                                                             June 2003      June 2002           constant
Poland profit and loss account                                                   EUR m          EUR m        currency(1)

Net interest income                                                                 95            129                -14
Other income                                                                        86             92                  7

Total operating income                                                             181            221                 -5
Total operating expenses                                                           156            175                  2

Operating profit before provisions                                                  25             46                -24
Provisions                                                                          16             21                -15

Operating profit                                                                     9             25                -30
Share of operating profits of associated undertakings                              (1)              -                  -
Loss on disposal of property                                                         -            (1)                  -

Profit on ordinary activities before taxation                                        8             24                -32



In local currency terms profit was down 32%. Net interest income decreased by 14% mainly due to lower deposit margins in the substantially lower interest rate environment where interest rates have dropped to 5.25% in the current half-year. While the building of our Polish franchise is largely complete enabling us to maintain good cost discipline and positioning us to deliver medium term profit growth, the current low level of economic activity is militating against significant loan growth. New business lendings were sluggish since 31 December 2002 as we maintained a prudent approach to asset generation.

Other income was up 7% reflecting good growth in credit, current account and card fees.

Operating expenses increased by 2% reflecting the flow through of integration benefits from the merger of Bank Zachodni and WBK partly offset by the commencement of depreciation of the new technology platform.

The provision charge reduced by 15% in the half-year and as a percentage of average loans decreased from 1.2% to 1.0%.

Non-performing loans as a percentage of total loans declined to 14% from 15% at 31 December 2002.





(1) As goodwill is a euro denominated asset, goodwill amortisation is excluded when calculating trends on a constant currency basis.







Divisional commentary

Group

Group includes interest income earned on capital not allocated to the divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign currency profits, and unallocated costs of enterprise technology and central services.

                                                                       Half-year         Half-year
                                                                       June 2003         June 2002
Group profit and loss account                                              EUR m             EUR m

Net interest income                                                            -              (15)
Other finance income                                                           5                29
Other income                                                                  21                 2

Total operating income                                                        26                16
Total operating expenses                                                      48                25

Operating loss before provisions                                            (22)               (9)
Provisions                                                                     -              (26)

Operating (loss)/profit                                                     (22)                17
Profit on disposal of property                                                16                 -
Profit on sale of business                                                     1                 -

(Loss)/profit on ordinary activities before taxation                         (5)                17



Group reported a loss of EUR 5 million for the half-year to June 2003, compared with a profit of EUR 17 million for the half-year to June 2002.

Net interest income increased reflecting higher capital income in Group. There was lower other finance income from our pension fund assets due to declines in stock market valuations. The increase in other income principally related to higher hedging profits in relation to foreign currency translation exposure.

Operating expenses were higher reflecting additional investments to further strengthen our risk management processes and systems and development of integrated groupwide reporting and information systems. The 2002 result included the release of EUR 28 million of the EUR 50 million additional unallocated credit provision created in 2001. In the current period, there was a profit of EUR 16 million from the sale of AIB's IFSC property.



Notes


1     Accounting policies and presentation of financial information

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol EUR.

Change in accounting policies

There are no changes to the accounting policies as set out on pages 42 to 46 of the Annual Report and Accounts for the year ended 31 December 2002.

Changes in presentation of financial information

(a) Comparative amounts

Comparative amounts for the half-year ended 30 June 2002 have been reclassified to accord with the presentation of information in the accounts for 2003.

(b) Divisional restructure

The profit segments by division have been restated to reflect the following: (a) the movement of Allied Irish America from USA division to Capital Markets division, (b) the centralisation of the management of our Treasury operations in Poland to Capital Markets division for the half-year to June 2002 only, and (c) a change in the allocation of pension costs across business segments. The normalised pension contribution rate appropriate to individual pension schemes has been charged to each operating division. The residual impact of the expected return on pension scheme assets and the interest on pension scheme liabilities is recorded in Group.

2 Acquisition of a strategic stake in M&T Bank Corporation.Disposal of Allfirst Financial Inc.

On 26 September 2002, AIB announced that it had reached an agreement with M&T Bank Corporation ('M&T') whereby AIB's US subsidiary, Allfirst, would be acquired by M&T and AIB would receive 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1m in cash. The agreement provided for part of the cash consideration to be paid by way of a pre-close dividend from Allfirst to AIB. The transaction closed on 1 April 2003 and prior to closing a dividend of US$ 865.0m was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$ 21.1m.

The transaction is accounted for in accordance with the Urgent Issue Task Force Abstract No.31 'Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate' ('UITF31'). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The total recognised gains arising from the transaction amounted to EUR 449m (after tax) and are reflected in the accounts as follows:-

Gain recognised on the disposal of Allfirst                               EUR m

Recognised in the profit and loss account                                  (40)
Recognised in the statement of total recognised gains and losses            489

                                                                            449


    The transaction gave rise to a profit before tax of EUR 1m (loss of EUR 40m after tax). In accordance with the requirements of UITF

31, the unrealised element of the gain, of EUR 489m, has been recognised in the statement of total recognised gains and losses.

The financial statements for the half-year ended 30 June 2003 reflect the income and expenses of Allfirst for the period to 31 March 2003. These have been reported as discontinued activities in the profit and loss account. From 1 April 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group's 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated profit and loss account within the caption 'Share of operating profits of associated undertakings'. The Group's share of the taxation charge for the enlarged M&T is included in the Group's taxation charge. The Group's share of restructuring and integration costs within the enlarged M&T amounted to EUR 16m, (EUR 13m after taxation).

Accounting for the acquisition of the 22.5% interest in M&T

The Group's share of the assets and liabilities of M&T have been recorded at fair value in accordance with the accounting policies of the Group. The fair value of the consideration given represents the value of the 77.5% of Allfirst that is deemed to be transferred to M&T. The acquisition of the 22.5% interest in M&T comprised:

Notes

2 Acquisition of a strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc. (continued)
                                                                          EUR m

AIB Group's share of original book value of net tangible assets of M&T      435
Fair value adjustments                                                     (88)

Fair value to AIB Group                                                     347
Goodwill arising on the acquisition of M&T                                1,150

Fair value of the consideration given                                     1,497

The acquisition has been accounted for in accordance with UITF 31. Acquisition accounting has been adopted in respect of the transaction and the fair value adjustments have been presented on a provisional basis. The figures have been translated at an exchange rate of EUR 1=US$ 1.0891, the exchange rate prevailing at 1 April 2003. Goodwill arising has been capitalised on the balance sheet within the caption 'Interests in associated undertakings', and is being written off over 20 years.

The contribution of the enlarged M&T from the date of acquisition to 30 June 2003 is as follows:
                                                                          EUR m

Share of operating profits                                                   42
Share of restructuring and integration costs                               (16)
Amortisation of goodwill                                                   (14)

Contribution to Group profit before taxation                                 12
Taxation                                                                     10

Contribution to Group profit after taxation                                   2

                                                                                                         Half-year 30 June
                                                                                                         2003
                                                  AIB Bank    AIB Bank       USA    Capital   Poland     Group     Total
                                                       ROI       GB&NI              Markets
3 Segmental information                              EUR m       EUR m     EUR m      EUR m    EUR m     EUR m     EUR m
Operations by business segments(1)
Net interest income                                    494         177        87        160       95         -     1,013
Other finance income                                     -           -         -          -        -         5         5
Other income                                           190          82       103        186       86        21       668

Total operating income                                 684         259       190        346      181        26     1,686
Total operating expenses                               343         130       125        190      156        48       992
Provisions                                              31           6        11         28       16         -        92

Group operating profit/(loss)                          310         123        54        128        9      (22)       602
Share of operating profits/(losses) of
     associated undertakings                             -           -        42          4      (1)         -        45
Share of restructuring and integration costs
     of associated undertaking                           -           -      (16)          -        -         -      (16)
Amortisation of goodwill on acquisition
     of associated undertaking                           -           -      (14)          -        -         -      (14)
Profit on disposals                                      -           2         -          -        -        17        19

Group profit/(loss) on ordinary activities
     before taxation                                   310         125        66        132        8       (5)       636

Balance sheet
Total loans                                         24,193       9,352         -     12,664    3,256       377    49,842
Total deposits                                      23,105       7,769         -     26,889    4,519       187    62,469
Total assets                                        30,271      10,668         -     27,591    5,668     1,905    76,103
Total risk weighted assets                          21,248       9,059         -     23,692    3,555       561    58,115
Net assets(2)                                        1,895         808         -      2,113      317        50     5,183



Notes
                                                                                               Half-year 30 June 2002(3)
                                                  AIB Bank   AIB Bank        USA    Capital    Poland     Group    Total
                                                       ROI      GB&NI               Markets
3 Segmental information (continued)                  EUR m      EUR m      EUR m      EUR m     EUR m     EUR m    EUR m

Operations by business segments(1)
Net interest income                                    449        178        277        179       129      (15)    1,197
Other finance income                                     -          -          -          -         -        29       29
Other income                                           193         83        194        181        92         2      745

Total operating income                                 642        261        471        360       221        16    1,971
Total operating expenses                               325        133        290        197       175        25    1,145
Provisions                                              28         11         64         34        21      (26)      132

Group operating profit                                 289        117        117        129        25        17      694
Share of operating profits of associate                  -          -          -          5         -         -        5
undertakings
Profit/(loss) on disposal of property                    5          -          -          -       (1)         -        4

Group profit on ordinary activities
     before taxation                                   294        117        117        134        24        17      703

Balance sheet
Total loans                                         19,379      8,366     11,380     13,232     3,860       163   56,380
Total deposits                                      21,113      7,206     13,563     23,053     5,539       110   70,584
Total assets                                        25,455     10,007     16,443     27,357     6,834        59   86,155
Total risk weighted assets                          17,374      7,782     15,564     21,470     3,602        18   65,810
Net assets(2)                                        1,233        552      1,105      1,523       256         1    4,670


                                                                                               Year 31 December 2002(3)
                                                  AIB Bank   AIB Bank       USA   Capital    Poland     Group     Total
                                                       ROI    GB & NI             Markets
                                                     EUR m      EUR m     EUR m     EUR m     EUR m     EUR m     EUR m

Operations by business segments(1)
Net interest income                                    921        363       516       304       272      (25)     2,351
Other finance income                                     -          -       (2)         -         -        64        62
Other income                                           353        166       448       362       188         -     1,517

Total operating income                               1,274        529       962       666       460        39     3,930
Total operating expenses                               667        266       571       392       351        71     2,318
Provisions                                              55         22        95        63        46      (30)       251

Group operating profit/(loss)                          552        241       296       211        63       (2)     1,361
Share of operating profits of associated                 -          -         -         9         -         -         9
undertakings
Profit/(loss) on disposal of property                    8          -       (1)         -       (2)         -         5

Group profit/(loss) on ordinary activities
     before taxation                                   560        241       295       220        61       (2)     1,375

Balance sheet
Total loans                                         21,367      8,967    11,162    13,371     3,473       143    58,483
Total deposits                                      22,522      7,449    12,591    24,482     5,014       132    72,190
Total assets                                        27,239     10,161    15,641    26,619     6,261       128    86,049
Total risk weighted assets                          18,821      8,666    15,113    22,720     3,662       257    69,239
Net assets(2)                                        1,198        552       962     1,447       233        16     4,408





Notes
                                                                                                    Half-year 30 June 2003
                                            Republic of       United         United      Poland        Rest of     Total
                                                Ireland    States of        Kingdom                  the world
                                                             America
3 Segmental information (continued)               EUR m        EUR m          EUR m       EUR m          EUR m     EUR m

Operations by geographical segments (4)
Net interest income                                 576          108            226         103              -     1,013
Other finance income                                 10          (2)            (3)           -              -         5
Other income                                        272          159            137          99              1       668

Total operating income                              858          265            360         202              1     1,686
Total operating expenses                            481          169            180         161              1       992
Provisions                                           30           16             30          16              -        92

Group operating profit                              347           80            150          25              -       602
Share of operating profits of associated undertakings 3           42              -           -              -        45
Share of restructuring and integration costs
     of associated undertakings                       -         (16)              -           -              -      (16)
Share of goodwill amortisation on acquisition
     of associated undertakings                       -         (14)              -           -              -      (14)
Profit on disposals                                  17            -              2           -              -        19

Group profit on ordinary activities
     before taxation                                367           92            152          25              -       636

Balance sheet
Total loans                                      32,138        1,215         13,231       3,257              1    49,842
Total deposits                                   40,756        1,418         15,777       4,518              -    62,469
Total assets                                     49,559        2,286         18,583       5,674              1    76,103
Net assets(2)                                     3,044          444          1,377         317              1     5,183


                                                                                                    Half-year 30 June 2002
                                            Republic of       United         United      Poland        Rest of     Total
                                                Ireland    States of        Kingdom                  the world
                                                             America
                                                  EUR m        EUR m          EUR m       EUR m          EUR m     EUR m

Operations by geographical segments(4)
Net interest income                                 519          300            236         142              -     1,197
Other finance income                                 28            -              1           -              -        29
Other income                                        279          247            120          97              2       745

Total operating income                              826          547            357         239              2     1,971
Total operating expenses                            439          343            182         179              2     1,145
Provisions                                           26           74             12          21            (1)       132

Group operating profit                              361          130            163          39              1       694
Share of operating profits of associated undertakings 5            -              -           -              -         5
Profit/(loss) on disposal of property                 5            -              -         (1)              -         4

Group profit on ordinary activities
     before taxation                                371          130            163          38              1       703

Balance sheet
Total loans                                      28,188       12,648         11,669       3,874              1    56,380
Total deposits                                   35,097       15,820         14,128       5,539              -    70,584
Total assets                                     43,318       18,621         17,365       6,849              2    86,155
Net assets(2)                                     2,070        1,415            929         256              -     4,670



Notes


                                                                                                      Year 31 December 2002
                                            Republic of       United         United      Poland        Rest of     Total
                                                Ireland    States of        Kingdom                  the world
                                                             America
3 Segmental information (continued)               EUR m        EUR m          EUR m       EUR m          EUR m     EUR m

Operations by geographical segments(4)
Net interest income                               1,021          563            484         283              -     2,351
Other finance income                                 62          (2)              2           -              -        62
Other income                                        571          555            205         183              3     1,517

Total operating income                            1,654        1,116            691         466              3     3,930
Total operating expenses                            924          676            363         351              4     2,318
Provisions                                           71          109             25          47            (1)       251

Group operating profit                              659          331            303          68              -     1,361
Share of operating profits of associated undertakings 9            -              -           -              -         9
Profit/(loss) on disposal of property                 7          (1)              -         (1)              -         5

Group profit on ordinary activities
     before taxation                                675          330            303          67              -     1,375

Balance sheet
Total loans                                      29,899       12,594         12,516       3,473              1    58,483
Total deposits                                   37,944       14,453         14,779       5,014              -    72,190
Total assets                                     45,205       17,798         16,774       6,271              1    86,049
Net assets(2)                                     1,975        1,243            944         246              -     4,408



(1) The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2) The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(3) The June 2002 and December 2002 amounts have been restated to reflect the divisional restructure as discussed in Note 1.

(4)The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.


                                                                                     Half-year    Half-year         Year
                                                                                       30 June      30 June  31 December
                                                                                          2003         2002         2002
4 Other interest receivable and similar income                                           EUR m        EUR m        EUR m

Interest on loans and advances to banks                                                     67          106          196
Interest on loans and advances to customers                                              1,362        1,617        3,423
Income from leasing and hire purchase contracts                                             76           97          188

                                                                                         1,505        1,820        3,807





Notes


                                                                                    Half-year    Half-year          Year
                                                                                      30 June      30 June   31 December
                                                                                         2003         2002          2002
5 Interest payable                                                                      EUR m        EUR m         EUR m

Interest on deposits by banks and customer accounts                                       761        1,001         2,178
Interest on debt securities in issue                                                       49           55           103
Interest on subordinated liabilities                                                       26           45            83
Interest on reserve capital instruments                                                    19           19            38

                                                                                          855        1,120         2,402




                                                                                    Half-year    Half-year          Year
                                                                                      30 June      30 June   31 December
                                                                                         2003         2002          2002
6 Other income                                                                          EUR m        EUR m         EUR m

Dividend income                                                                            11            4            14
Fees and commissions receivable                                                           548          659         1,301
Less: fees and commissions payable                                                       (64)         (70)         (138)
Dealing profits                                                                            69           50            77
Other operating income (note 7)                                                           104          102           263

                                                                                          668          745         1,517




                                                                                    Half-year    Half-year          Year
                                                                                      30 June      30 June   31 December
                                                                                         2003         2002          2002
7 Other operating income                                                                EUR m        EUR m         EUR m

Profit on disposal of debt securities held for investment purposes                         31           12           106
Profit on disposal of investments in associated undertakings                                -            -             1
Profit/(loss) on disposal of equity shares                                                  4          (2)            11
Contribution of life assurance company                                                     26           50            57
Contribution from securitised assets                                                        2            2             4
Mortgage origination and servicing income                                                   2            5             7
Miscellaneous operating income                                                             39           35            77

                                                                                          104          102           263





Notes


                                                                                    Half-year    Half-year          Year
                                                                                      30 June      30 June   31 December
                                                                                         2003         2002          2002
8 Total operating expenses                                                              EUR m        EUR m         EUR m

Staff costs                                                                               607          694         1,391
Other administration expenses                                                             288          351           707
Depreciation of tangible fixed assets                                                      82           84           175
Amortisation of intangible assets                                                          15           16            32
Restructuring costs(1)                                                                      -            -            13

                                                                                          992        1,145         2,318

(1) These costs relate to the Allfirst early retirement program introduced in August 2002.




                                                                                    Half-year    Half-year          Year
                                                                                      30 June      30 June   31 December
                                                                                         2003         2002          2002
9 Taxation                                                                              EUR m        EUR m         EUR m

Allied Irish Banks, p.l.c. and subsidiaries
     Corporation tax in Republic of Ireland
     Current tax on income for the period(1)                                              105           37            81
     Adjustments in respect of prior periods                                              (4)            -           (7)
                                                                                          101           37            74
     Double taxation relief                                                              (41)          (5)           (4)

                                                                                           60           32            70
     Foreign tax
     Current tax on income for the period                                                 117          109           212
     Adjustments in respect of prior periods                                                1         (18)           (4)
                                                                                          118           91           208

                                                                                          178          123           278
Deferred taxation
     Origination and reversal of timing differences                                       (5)           24            21
     Other                                                                                (2)           18             6
                                                                                          (7)           42            27
Associated undertakings                                                                    11            1             1

                                                                                          182          166           306

Effective tax rate                                                                      28.6%        23.5%         22.3%

(1) The June 2003 figure includes a charge of EUR 14.7m in relation to the Irish
Government bank levy.





Notes


                                                                                 Half-year      Half-year           Year
                                                                                   30 June        30 June    31 December
10 Earnings per EUR 0.32 ordinary share                                               2003           2002           2002

(a) Basic
Group profit attributable to the ordinary shareholders(1)                         EUR 442m    EUR    519m    EUR  1,037m
Weighted average number of shares in issue during the period(1)                     873.6m         864.6m         868.7m
Earnings per share                                                               EUR 50.6c    EUR   60.0c    EUR  119.4c



(1)In accordance with FRS 14 - 'Earnings Per Share', dividends arising on shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.

                                                                                      Earnings per EUR 0.32 ordinary share
                                                                                 Half-year      Half-year           Year
                                                                                   30 June        30 June    31 December
(b) Adjusted                                                                          2003           2002           2002

                                                                                           cent per EUR 0.32 share
As reported                                                                           50.6           60.0          119.4
Adjustments
Goodwill amortisation                                                                  3.4            1.9            3.6
Impact of Allfirst disposal on profit and loss account                                 4.5              -              -

                                                                                      58.5           61.9          123.0

The adjusted earnings per share figure has been presented to eliminate the effect of the amortisation of goodwill in all periods and the impact of the disposal of Allfirst in the half-year ended 30 June 2003.


                                                                                 Half-year      Half-year           Year
                                                                                   30 June        30 June    31 December
(c) Diluted                                                                           2003           2002           2002

                                                                                     Number of shares (millions)
Weighted average number of shares in issue during the period                         873.6          864.6          868.7
Dilutive effect of options outstanding                                                 6.2            7.1            8.4

Diluted                                                                              879.8          871.7          877.1

The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts, the Share Option Scheme and the Allfirst Stock Option Plan (to 31 March 2003) and AIA Stock Option Trust (from 1 April
2003).

                                                                                   30 June        30 June    31 December
                                                                                      2003           2002           2002
11 Loans and advances to customers                                                   EUR m          EUR m          EUR m

Loans and advances to customers                                                     43,798         47,063         50,244
Amounts receivable under finance leases                                              1,419          2,282          2,143
Amounts receivable under hire purchase contracts                                       860            850            834
Money market funds                                                                     170            263            226

                                                                                    46,247         50,458         53,447





Notes


                                                                                    30 June        30 June   31 December
                                                                                       2003           2002          2002
12 Provisions for bad and doubtful debts                                              EUR m          EUR m         EUR m

At beginning of period                                                                  862          1,009         1,009
Exchange translation adjustments                                                       (39)           (84)          (86)
Disposed loans                                                                            -              -           (2)
Disposal of subsidiary                                                                (135)              -             -
Charge against profit and loss account                                                   76             96           194
Amounts written off                                                                    (92)           (84)         (279)
Recoveries of amounts written off in previous years                                       6              9            26

At end of period                                                                        678            946           862

At end of period
Specific                                                                                365            544           435
General                                                                                 313            402           427

                                                                                        678            946           862

Amounts include:
Loans and advances to banks                                                               2              2             2
Loans and advances to customers                                                         676            944           860

                                                                                        678            946           862

13 Risk elements in lending

Outside of the United States of America, the Group's loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the
US Securities and Exchange Commission ('SEC'). Management has, however, set out below the amount of loans, without giving effect to available security and before deduction of provisions, which would have been so classified had the
SEC's classification been used.
                                                                                    30 June        30 June   31 December
                                                                                       2003           2002          2002
                                                                                      EUR m          EUR m         EUR m

Loans accounted for on a non-accrual basis (including loans where interest is accrued but provisions have been made against it)(1)
Republic of Ireland                                                                     275            230           290
United Kingdom                                                                          101            106           107
United States of America                                                                  -            126           104
Poland                                                                                  424            573           486
Rest of the World                                                                         -              1             3

                                                                                        800          1,036           990

Accruing loans which are contractually past due 90 days
or more as to principal or interest(2)
Republic of Ireland                                                                      78             75            78
United Kingdom                                                                           11             39             9
United States of America                                                                  -             33            43

                                                                                         89            147           130

Other real estate and other assets owned                                                  -              9            26

(1)Total interest income that would have been recorded during the half-year ended 30 June 2003,had interest on non-accrual loans been included in income, amounted to EUR 8m for Republic of Ireland (31 December 2002: EUR 14m; 30 June 2002: EUR 7m), EUR 2m for United Kingdom (31 December 2002: EUR 6m; 30 June 2002: EUR 3m), EUR 1m for United States of America (31 December 2002: EUR 7m; 30 June 2002: EUR 7m), EUR 8m for Poland (31 December 2002: EUR 29m; 30 June 2002:
EUR 51m) and zero for Rest of the  World  (31  December  2002 and 30 June  2002:
zero).

Notes

13 Risk elements in lending (continued)

Interest on non-accrual loans included in income for the half-year ended 30 June 2003 totalled EUR 11m (31 December 2002: EUR 43m;
30 June 2002: EUR 22m).

(2)Overdrafts generally have no fixed repayment schedule and, consequently, are only in some circumstances included in this category.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubts as to the ability of borrowers to comply with loan repayment terms would be included under its definition of non-performing and would therefore have been reported in the table on page 32. However, management's best estimate of loans, not included in the table on page 32, that are current as to payment of principal and interest but concerning which AIB Group has serious doubts as to the ability of the borrower to comply with loan repayment terms, totalled approximately EUR 30m at 30 June 2003 (31 December 2002:


    EUR 114m; 30 June 2002: EUR 136m).



                                                                                   30 June 2003         31 December 2002
                                                                           Book          Market          Book     Market
                                                                         amount           value        amount      value
14 Debt securities                                                        EUR m           EUR m         EUR m      EUR m
Held as financial fixed assets
Issued by public bodies:
     Government securities                                                4,662           4,862         4,931      5,101
     Other public sector securities                                         520             537         2,503      2,533
Issued by other issuers:
     Bank and building society certificates of deposit                    1,161           1,161           124        124
     Other debt securities                                                5,638           5,720         5,888      5,932
                                                                         11,981          12,280        13,446     13,690



Held for trading purposes
Issued by public bodies:
     Government securities                                                  894                           833
     Other public sector securities                                         103                            73
Issued by other issuers:
     Bank and building society certificates of deposit                        -                            45
     Other debt securities                                                4,164                         3,807
                                                                          5,161                         4,758


                                                                         17,142                        18,204





Notes

15 Long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising the operating profit of the business and other items as set out below.

                                                                                          30 June    30 June 31 December
                                                                                             2003       2002        2002
Income from Ark Life's long-term assurance business                                         EUR m      EUR m       EUR m

New business contribution                                                                      22         42          60
Contribution from existing business
     - expected return                                                                         12         12          25
     - experience variances                                                                   (1)          2           2
Investment returns                                                                              2          2           2
Distribution costs                                                                           (12)       (13)        (20)

Operating profit                                                                               23         45          69
Other items:
     Change in value of future unit linked fees                                                 -       (13)        (32)
     Changes in economic assumptions                                                            -         16          17
     Exceptional items                                                                          3          2           3

Income from long-term assurance business before tax                                            26         50          57
Attributable tax                                                                                3          8           9

Income from long-term assurance business after tax                                             23         42          48

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders' funds are:
                                                                                          30 June    30 June 31 December
                                                                                             2003       2002        2002
                                                                                            EUR m      EUR m       EUR m

Investments                                                                                 2,631      2,453       2,364
Value of investment in business                                                               152        220         153
Other assets - net                                                                             78          9          61

                                                                                            2,861      2,682       2,578
Long-term assurance liabilities to policyholders                                          (2,487)    (2,336)     (2,226)

Long-term assurance business attributable to shareholders                                     374        346         352

Represented by:
     Shares at cost                                                                            19         19          19
     Reserves                                                                                 346        321         326
     Profit and loss account                                                                    9          6           7

                                                                                              374        346         352


                                                                                          30 June    30 June 31 December
                                                                                             2003       2002        2002
16 Customer accounts                                                                        EUR m      EUR m       EUR m

Current accounts                                                                           13,674     15,443      16,428
Deposits:
     Demand deposits                                                                        6,346     10,270      10,333
     Time deposits                                                                         18,985     21,177      21,855
     Money market funds                                                                     4,159      4,007       4,360

                                                                                           43,164     50,897      52,976

Notes
                                                                                          30 June    30 June 31 December
                                                                                             2003       2002        2002
17 Consolidated cash flow statement                                                         EUR m      EUR m       EUR m

(a) Analysis of changes in cash
At beginning of period                                                                      2,731      2,652       2,652
Net cash (outflow)/inflow before the effect of
exchange translation adjustments                                                          (1,477)      (392)         362
Effect of exchange translation adjustments                                                  (178)      (222)       (283)

At end of period                                                                            1,076      2,038       2,731




                                                                                          30 June    30 June 31 December
                                                                                             2003       2002        2002
                                                                                            EUR m      EUR m       EUR m

(b) Analysis of cash
Cash and balances at central banks                                                            652      1,108       1,176
Loans and advances to banks (repayable on demand)                                             424        930       1,555

                                                                                            1,076      2,038       2,731




                                                                                                         Contract amount
                                                                                        30 June      30 June 31 December
                                                                                           2003         2002        2002
18 Memorandum items: contingent liabilities and commitments                               EUR m        EUR m       EUR m

Contingent liabilities:
     Acceptances and endorsements                                                            54           91          72
     Guarantees and assets pledged as collateral security                                 4,326        5,077       5,292
     Other contingent liabilities                                                           695        1,002       1,027
                                                                                          5,075        6,170       6,391
Commitments:
     Commitments arising out of sale and option to resell transactions                        -          584       2,062
     Other commitments                                                                   12,351       17,005      17,890
                                                                                         12,351       17,589      19,952

                                                                                         17,426       23,759      26,343



The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.



Notes

18 Memorandum items: contingent liabilities and commitments (continued)

Class action

On 5 March 2002 and on 24 April 2002, separate class action lawsuits under the Securities Exchange Act,1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On 3 May 2002,a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the directors do not believe that the action is likely to have a materially adverse effect on AIB.

On 13 May 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On 30 December 2002, the court dismissed the action. On 10 January 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on 3 March 2003. The plaintiffs filed a second such motion on 17 March 2003. The court dismissed this on 4 April 2003. The plaintiffs have now appealed to the Court of Special Appeals for the State of Maryland.

Certain of the individual defendants in these actions have asserted or may possibly assert claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim.


    The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts.


                                                        30 June 2003                30 June 2002        31 December 2002
                                            Notional           Gross    Notional           Gross    Notional       Gross
                                           principal     replacement   principal     replacement   principal replacement
                                              amount            cost      amount            cost      amount        cost
                                               EUR m           EUR m       EUR m           EUR m       EUR m       EUR m

Interest rate contracts(1)                   106,263           1,711     123,447           1,421     110,529       1,913

Exchange rate contracts(1)                    20,025             370      27,173             589      21,046         546

Equity contracts(1)                            3,149              35       2,764              86       2,037          27

(1)Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

In respect of interest rate and exchange rate contracts, notional principal amounts are used to express the volume of these transactions. However, the amounts subject to risk are much lower in accordance with the terms of the contracts. Credit risk arises when market movements are such that the deal has positive value to the Group so that a cost would be incurred if the contract had to be replaced in the event of counterparty default. The sum of these positive values is known as gross replacement cost and does not reflect the netting of offsetting positions.

Notes


19     Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half-year ended 30 June 2003 and the year ended 31 December 2002. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

                                                     Half-year ended 30 June 2003            Year ended 31 December 2002
                                                    Average   Interest    Average            Average   Interest  Average
                                                    balance                  rate            balance                rate
Assets                                                EUR m      EUR m          %              EUR m      EUR m        %
Placings with banks
     Domestic offices                                 3,031         54        3.6              3,388        103      3.0
     Foreign offices                                    913         13        2.9              1,884         81      4.3
Loans to customers(1)
     Domestic offices                                26,611        669        5.1             23,530      1,360      5.8
     Foreign offices                                 20,690        569        5.5             26,369      1,573      6.0

Placings with banks and loans to customers (1)
     Domestic offices                                29,642        723        4.9             26,918      1,463      5.4
     Foreign offices                                 21,603        582        5.4             28,253      1,654      5.9
Funds sold
     Domestic offices                                     -          -          -                  -          -        -
     Foreign offices                                    609          4        1.3                744         12      1.6
Debt securities and government bills
     Domestic offices                                11,081        195        3.5              9,850        401      4.1
     Foreign offices                                  6,689        168        5.1              9,311        550      5.9
Instalment credit and finance lease
receivables
     Domestic offices                                 1,900         54        5.8              1,895        115      6.1
     Foreign offices                                    711         22        6.3              1,280         73      5.7
Total interest earning assets
     Domestic offices                                42,623        972        4.6             38,663      1,979      5.1
     Foreign offices                                 29,612        776        5.3             39,588      2,289      5.8

                                                     72,235      1,748        4.9             78,251      4,268      5.5
Allowance for loan losses                             (762)                                    (956)
Non-interest earning assets                           6,638                                    8,962

Total assets                                         78,111      1,748        4.5             86,257      4,268      4.9

Percentage of assets applicable to
     foreign activities                                                      41.4                                   51.6



(1)Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption.





Notes


19     Average balance sheets and interest rates (continued)



                                                       Half-year ended 30 June 2003          Year ended 31 December 2002
                                                   Average   Interest       Average          Average  Interest   Average
                                                   balance                     rate          balance                rate
Liabilities and stockholders' equity                 EUR m      EUR m             %            EUR m     EUR m         %
Interest bearing deposits and other
short-term borrowings
     Domestic offices                               34,322        354           2.1           31,005       837       2.7
     Foreign offices                                23,323        333           2.9           30,326       935       3.1
Funds purchased
     Domestic offices                                    -          -             -                -         -         -
     Foreign offices                                   556          3           1.1            1,489        24       1.6
Subordinated liabilities
     Domestic offices                                1,596         38           4.8            1,642        85       5.2
     Foreign offices                                   276          7           5.0              682        36       5.3
Total interest bearing liabilities
     Domestic offices                               35,918        392           2.2           32,647       922       2.8
     Foreign offices                                24,155        343           2.9           32,497       995       3.1

                                                    60,073        735           2.5           65,144     1,917       2.9
Interest-free liabilities
     Current accounts                                8,638                                    10,764
     Other liabilities                               4,198                                     5,182
Minority equity and non-equity interests               218                                       285
Preference share capital                               226                                       253
Ordinary stockholders' equity                        4,758                                     4,629

Total liabilities and stockholders' equity          78,111        735           1.9           86,257     1,917       2.2

Percentage of liabilities applicable to
foreign activities                                                             39.7                                 50.0



20 Review report

The interim accounts (unaudited) have been reviewed by the Group's auditors, KPMG, and their review report is set out on page 42.

The profit retained for the half-year ended 30 June 2003 has been included in Tier 1 capital at 30 June 2003.

21 Approval of accounts

The interim accounts (unaudited) were approved by the board of directors on 28 July 2003.





Financial and other information


                                                                                      Half-year    Half-year        Year
                                                                                        30 June      30 June 31 December
                                                                                           2003         2002        2002

Operating ratios
Operating expenses(1)/operating income                                                    58.9%        58.1%       58.6%
Tangible operating expenses(2)/operating income                                           57.9%        57.3%       57.8%
Other income(3)/operating income                                                          39.9%        39.2%       40.2%
Net interest margin
     Group                                                                                2.83%        3.06%       3.00%
     Domestic                                                                             2.74%        2.78%       2.73%
     Foreign                                                                              2.95%        3.33%       3.27%

Rates of exchange
EUR/US $
     Closing                                                                             1.1427       0.9975      1.0487
     Average                                                                             1.1051       0.9028      0.9458
EUR/Stg
     Closing                                                                             0.6932       0.6498      0.6505
     Average                                                                             0.6843       0.6218      0.6282
EUR/PLN
     Closing                                                                             4.4775       4.0598      4.0210
     Average                                                                             4.2776       3.6819      3.8473



(1)Excludes restructuring costs of EUR 13.3m in December 2002.

(2)Excludes amortisation of goodwill of EUR 15.5m (half-year 30 June 2002: EUR
15.9m; year 31 December 2002: EUR 31.7m) and restructuring costs of EUR 13.3m in
December 2002.

(3)Other income includes other finance income.


Capital adequacy information                                                              EUR m        EUR m       EUR m

Total risk weighted assets                                                               58,115       65,810      69,239

Capital
Tier 1                                                                                    4,499        4,507       4,806
Tier 2                                                                                    1,956        2,588       2,522

                                                                                          6,455        7,095       7,328
Supervisory deductions                                                                      361          337         341

Total                                                                                     6,094        6,758       6,987




Summary financial information

The following consolidated profit and loss accounts for the half-year ended 30 June 2002 and the year ended 31 December 2002, as well as the consolidated balance sheet for 31 December 2002 on page 41, have been presented to facilitate comparisons to the financial statements presented in this report.


                                                        Half-year ended 30 June 2002       Year ended 31 December 2002
                                                     Continuing Discontinued            Continuing Discontinued
                                                     activities   activities     Total  Activities   activities    Total
                                                          EUR m        EUR m     EUR m       EUR m        EUR m    EUR m
Interest receivable:
     Interest receivable and similar income
     arising from
     debt securities and other fixed income
     securities                                             399           98       497         783          163      946
     Other interest receivable and similar income         1,478          342     1,820       3,164          643    3,807
          Less: interest payable                          (960)        (160)   (1,120)     (2,117)        (285)  (2,402)

Net interest income                                         917          280     1,197       1,830          521    2,351
Other finance income                                         29            -        29          63          (1)       62
Other income                                                549          196       745       1,058          459    1,517

Total operating income                                    1,495          476     1,971       2,951          979    3,930
Total operating expenses                                    855          290     1,145       1,747          571    2,318

Group operating profit before provisions                    640          186       826       1,204          408    1,612
Provisions for bad and doubtful debts                        48           48        96         110           84      194
Provisions for contingent liabilities and
commitments                                                   -            -         -           2            -        2
Amounts written off fixed asset investments                  20           16        36          43           12       55

Group operating profit                                      572          122       694       1,049          312    1,361
Income from associated undertakings                           5            -         5           9            -        9
Profit on disposal of property                                4            -         4           6          (1)        5

Group profit on ordinary activities
     before taxation                                        581          122       703       1,064          311    1,375
Taxation on ordinary activities                             131           35       166         232           74      306

Group profit on ordinary activities
     after taxation                                         450           87       537         832          237    1,069
Equity and non-equity minority interests
     in subsidiaries                                         12            2        14          20            4       24
Dividends on non-equity shares                                4            -         4           8            -        8
                                                             16            2        18          28            4       32

Group profit attributable to the ordinary
     shareholders of Allied Irish Banks, p.l.c.             434           85       519         804          233    1,037

Dividends on equity shares                                                         149                               429
Transfer to reserves                                                                40                                45
                                                                                   189                               474

Profit retained                                                                    330                               563





Summary financial information (continued)


                                                                                             Year ended 31 December 2002

                                                                                Continuing   Discontinued
                                                                                activities     activities          Total
                                                                                     EUR m          EUR m          EUR m

Assets
Cash and balances at central banks                                                     996            180          1,176
Items in course of collection                                                          330            841          1,171
Central government bills and other eligible bills                                       11             13             24
Loans and advances to banks                                                          3,364          1,424          4,788
Loans and advances to customers                                                     43,708          9,739         53,447
Securitised assets - net                                                             1,002              -          1,002
Less: non-returnable proceeds                                                        (754)              -          (754)
                                                                                       248              -            248
Debt securities                                                                     16,046          2,158         18,204
Equity shares                                                                          161             85            246
Interests in associated undertakings                                                    31              -             31
Intangible fixed assets                                                                457              -            457
Tangible fixed assets                                                                  954            224          1,178
Own shares                                                                              21            155            176
Other assets                                                                           679            474          1,153
Deferred taxation                                                                       95            150            245
Prepayments and accrued income                                                         791            136            927
Long-term assurance business attributable to shareholders                              352              -            352

                                                                                    68,244         15,579         83,823
Long-term assurance assets attributable to policyholders                             2,226              -          2,226

                                                                                    70,470         15,579         86,049


Liabilities
Deposits by banks                                                                   14,883          1,254         16,137
Customer accounts                                                                   41,894         11,082         52,976
Debt securities in issue                                                             2,159            918          3,077
Other liabilities                                                                    2,458            133          2,591
Accruals and deferred income                                                           725            104            829
Pension liabilities                                                                    443             94            537
Provisions for liabilities and charges                                                  49             11             60
Deferred taxation                                                                      116            411            527
Subordinated liabilities                                                             1,605            567          2,172
Equity and non-equity minority interests in subsidiaries                               181             93            274

Total liabilities                                                                   64,513         14,667         79,180
                                                                                                                   4,643

Shareholders' funds including non-equity interests

                                                                                                                  83,823
Long-term assurance liabilities to policyholders                                                                   2,226

                                                                                                                  86,049





Independent review report of KPMG to Allied Irish Banks, p.l.c.

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2003,which comprises a consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes 1 to 21.We have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG

Chartered Accountants

Dublin

28 July 2003




END
                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  29 July, 2003                            By: ___________________
                                                  Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.